OMB APPROVAL
                                                        OMB NUMBER     3235-0419

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under
               Section 12(b) or (g) of The Securities Act of 1934

                            Global Explorations Inc
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

        Delaware                                         91-1996063
--------------------------------------------------------------------------------
(State or other jurisdiction of                          (IRS No.)
incorporation or organization)


         2624 Ironforge Road,
              Herndon VA,                                    20171
----------------------------------------               ------------------
(Address of principal executive offices)                   (Zip Code)

                   Issuer's telephone number: (703) 904-0951

          Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which to be
to be so registered                         each class is to be registered

           None                                                 None
--------------------------------                  ------------------------------

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.0001 par value per share

Preferred Stock, $.0001 par value per share

Copies of Communications Sent to:
2624 Ironforge Road
Herndon, VA 20171
Telephone: 703-904-0951
Fax: 509-752-5603

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PART I
Item 1 (101). A Description of Business

The company began developing a nationwide ISP service for the Indian community in January 2001. The service was launched in April 2002. BharatIsp.com offers unlimited internet access in the US & Canada for only $12.95 per month. The basic idea of the service is to offer inexpensive internet access and at the same time, build an online community for Indians living in North America.

BharatIsp.com is up & running, yet has no paying customers to date, due to a lack of marketing. The company is now instituting a new marketing plan, which will not consume "hard cash," but will give a percentage of the monthly fee of $12.95 to the company/website which has given us the customer. Specific details of our marketing plan can be viewed under the section called "Marketing Plan."

The company is in the development stage and has not generated any revenue from its ISP operations.

Summary of Business Strategy: Global Explorations Inc is in the process of securing funding so it can market its ISP service BharatIsp.com

Products & Services: The Company owns and operates BharatIsp.com.
BharatIsp.com focuses exclusively on providing Internet access and building an online community for the Indian population living in the US and Canada.

Outlook: There are more than 120 million Internet users in the US and Canada. The Indian population in the US & Canada, have the highest average income of any minority group. The average Indian person in the US, has an income of more than $43,000 per annum.

In addition, this group is extremely attractive to a number of advertising companies in the US and Canada. The co-branded ISP service is extremely attractive to companies & organizations, which would like to offer their members ISP service.

MARKETING

There are more than 165.75 million internet users in the US and Canada. (http://www.nua.ie/surveys/how_many_online/n_america.html) Internet use in the United States is growing at a rate of 2 million new Internet users each month, according to a study by the U.S. Government.

The study, "A Nation Online: How Americans Are Expanding Their Use of the Internet", published by the National Telecommunications and Information Administration and the Economics and Statistics Administration, found that 143 million Americans (54 percent of the population) used the Internet in September 2001. That's a 26 percent increase over August 2000. Even more Americans, 174 million, use computers.

Children and teenagers are the most likely to use the Internet and computers. Ninety percent of children between the ages of 5 and 17 (48 million) now use computers, the study found. Three-quarters of 14 to 17-year-olds and 65 percent of 10 to 13-year-olds use the Internet. It's no surprise, then, that households with children under age 18 are more likely to have Internet access than those without children (62 percent versus 53 percent). Dial-up access is still the norm for most Americans that access the Internet, with 80 percent of residential Internet using dial-up. But the survey found that from August 2000 to September 2001, residential use of broadband Internet access doubled from 4 percent to 11 percent of all individuals, and from 11 to 20 percent of Internet users.

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The most popular use for the Internet is still e-mail, which is used by 45 percent of the overall population, up from 35 percent in 2000. According to the study, approximately one-third of Americans use the Internet to search for products and service information (36 percent, up from 26 percent in 2000). Among Internet users, 39 percent are making online purchases and 35 percent are searching for health information. The study also offers evidence that use of the Internet and computers has spread from work to the home. Approximately 24 million of the 65 million employed adults who use a computer at their job also work on a computer at home. The presence in a household of someone who uses a computer at work makes it far more likely (by a margin of approximately 77 percent to 35 percent) that the household owns a computer or uses the Internet at home.

The government has also taken an interest in the so-called "digital divide" that separates technology haves and have-nots in the United States. The report presents some evidence that gap continues to close. From December 1998 to September 2001, Internet use by individuals in the lowest-income households (those earning less than $15,000 per year) increased at an annual growth rate of 25 percent. Internet use among individuals in the highest-income households (those earning $75,000 per year or more) increased from a higher base but at a much slower 11 percent annual growth rate. Between August 2000 and September 2001, Internet use among blacks increased at annual rate of 33 percent, while Internet use by Hispanics increased at an annual rate of 30 percent. Whites and Asian-American/Pacific Islanders experienced annual growth rates of approximately 20 percent during these same periods. From 1998 to 2001, Internet use among people living in rural households has grown at an annual rate of 24 percent, and the percentage of Internet users living in rural areas is nearly even with the national average (53 percent versus 54 percent). The highest growth rate among different types of households is for single mothers at 29 percent.

Year 2000 United States Census

There are 1,678,765 Indian Americans in the USA

Since 1990-2000 the overall growth rate for Indian Americans was 105.87%

This is the largest growth in the Asian American community, the average annual growth rate was 7.6%

Indian Americans represent .6 percent of the United States population with 1,678,765

Asian Americans 10,242,998 in number constitute 3.6 percent of the United States population.

Indian Americans comprise 16.4% of the Asian American population.

Indian Americans are the 3rd largest constituency in the Asian American community after the Chinese American community, and the Filipino American community

The Asian American community grew at a rate of 48.26% from 1990-2000

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The mean earning(s) of India American households is $56,436

* The total population of the United States is 281,421,906

The Indian American community in the United States is over a million and a half strong, but this large number has grown from small beginnings and an expansion of immigration within the last thirty years.

The first Indian immigrant entered the United States in 1790 as a maritime worker, as part of the early commerce connections between India and the U.S. After that, the next noticeable groups of Indians came to the west- coast of the United States, in the state of Washington, entering from Canada. These early twentieth century immigrants were largely agricultural workers. In the early 1920s only about five thousand Indians resided in the Unites States.

At the time Indians were denied citizenship and the right to own land in many states. After World War 11, the U.S. desire for more professionals, particularly doctors, engineers, and entrepreneurs, facilitated the immigration of Indians. In 1946, the Indian Citizenship Bill, co-sponsored in a bipartisan effort of Congressmen Emmanuel Celler and Clare Booth Luce, legalized the ability of Indian immigrants to seek naturalization and granted India a token quota of one hundred immigrants annually.

When the Immigration Act of 1965 lifted immigrant quotas that had been in place for more than fifty years, the entry of Indians into the United States increased during the late 1960s and '70s.1 In 1960, estimates showed only five thousand Indians in the United States, but by 1970, this population had grown to approximately three hundred and fifty thousand. The 1990 U.S. Census records the number of Indian-Americans at 815, 447, and between the 1980 and 1990 Census, the annual growth rate of the community was 8.5 percent.

According to the estimate of the Population Reference Bureau, the Indian American population has grown by 103% in 1980-90, a growth rate second only to the Chinese among Asian American ethnic groups, and by 55% in 1990-97, second only to the Vietnamese.

As a result the Indian American population numbered 1.215m in 1997, making it the third largest Asian American ethnic group in the US, after the Chinese and the Filipino Americans, outstripping the Japanese. Certainly, the Indian American community in the United States has experienced a remarkable transformation from its modest beginnings.

The U.S. Census bureau defines Indian-Americans as "Asian Indians." When households fill out the census they define themselves as Asian Indians, a sub-category of the Asian or Pacific Islander group People who choose to write in more specific categories, such as Gujarati or Sikh, are still classified as Asian Indians. People are classified as Asian Indians if they are of Asian Indian origin or if they are of Asian Indian race, or if they are foreign born people from India.

The United States Census Bureau estimates that the national census count of 1990 differed from the true population by less than two percent, which means that their statistics about the size of the Indian American population are quite accurate. Using this margin of error, the Indian American community in 1990 would, at its highest count be approximately 831,755 people. This means that perhaps, with the highest estimates, around 15,000 Indian-Americans were left out of the census. In estimating this undercount, the Census Bureau uses birth and death records, immigration records and previous censuses to estimate the true population. It also conducts special surveys by taking scientific samples of census blocks and re-interviewing them independently of the census numeration to determine accuracy. It is, however, difficult to accurately estimate the undercount of Indian-Americans because adequate records on this segment of the population have not existed for a long period of time.

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The Census Bureau margin of error, an estimated 15,000 uncounted
Indian-Americans, is consistent with the United States Immigration and Naturalization Services estimate that the number of undocumented resident immigrants from India in October 1988 was around 15,000. Furthermore, according to INS estimates, the number of undocumented Indian-American immigrants in 1992 had grown to about 28,000. Most of these undocumented Indian immigrations are people who were supposed to visit the United States only for a specific period of time, but then decided to remain indefinitely.

The largest portion of these immigrants reside in the states of California, New York, New Jersey, Texas, Florida and Illinois in that order.

The 1990 U.S. Census published some revealing information about the Indian American community.

* Indians have attained a high level of education.

Eighty-five percent of them have at least graduated from high school, and fifty-eight percent of them have received a bachelor's degree or higher. This is an impressive level of higher education, especially when compared with the twenty percent of the total population who hold a bachelor's degree or higher. High levels of education have enabled

* Indian Americans to become a productive segment of the population, with 72.3% participating in the work force, and an even higher 84% of men doing so. Of these labor force participants, 43.6% are employed in managerial and professional specialties.

* Technical, sales, and administrative support occupations constitute another 33.2% of the labor force, and the remaining 23.3% of the population works in other areas, such as operators, fabricators, laborers and precision production.

* Higher labor participation rates have also led to a higher per capita income of $17,777.00 for this community, as compared with a national per capita income of $14,143.00

* The mean earnings of Indian-American households in 1989 was $56,438.6In contrast, the poverty rate for Indian-Americans is only 9.7 percent, lower than the national average 13 percent. Considering the size of the population and income figures, it is estimated that the annual buying power of Indian-Americans in the United States is around twenty billion dollars annually7 .

* The average Indian-American family has 3.83 people, and 89.2 percent of this population is married-couple families. To extrapolate, this indicates the importance of family-centered life for the Indian-American community, as most Indian families consist of a husband, wife and their two children.

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Not only is the Indian American Community strong in its numbers, facts and figures, but also more importantly in the successful endeavors it has ventured to undertake over a spectrum. Large Indian-American communities exist in every state in the nation, the five largest in California, Texas, New York, New Jersey and Illinois, with populations of over 60,000.

The Washington D. C. metropolitan area has a community of over 50,000 people.9 Moreover, Asian Indians are the largest of Asian American ethnic groups in New Jersey, the second largest after the Chinese Americans in New York and Maryland, and after Filipinos in Illinois, and the third largest after Vietnamese and Chinese in Texas.

The Indian American community has strength and unity, as is illustrated by the over 1,000 Indian-American organizations across the country. These organizations engage in a wide range of activities, from cultural festivals and civic work to political activism. Not simply separate groups, many of them belong to larger, unifying umbrella organizations, such as the National Federation of Indian-American Associations (NFIA), the American Indian Associations (AIA), and the Indian American Forum for Political Education (IAFPE), which enables them to pursue their interests in a more cohesive and effective manner.

In their occupations, Indian-Americans have attained a high degree of professionalism. They are most prevalent in the fields of science and technology. Indian-Americans are also very involved in academia. Over five thousand Indian-American faculty members are teaching at various universities around the nation.10 Indian-Americans have also become successful entrepreneurs, and many of the hotels and motels in the United States are owned by Indian Americans. These entrepreneurs have established an organization, the Asian American Hotel Owners Association, (AAHOA) to further their business goals through contact and cooperation with others. AAHOA has over four thousand members, and together these people own over fifty percent of the economy in the lodging sector, with approximately 640,000 rooms. In all, they own around 12,500 hotels, with a total market value of their properties estimated at $31b.11

Furthermore, 30,000 Indian-American medical doctors are practicing in the United States today.12 The first Indian to graduate from a medical school in the United States was a woman, Anandibai Joshee, who graduated from the Women's Medical College, Pennsylvania on March 11, 1886. These physicians have organized themselves through the American Association of Physicians from India (AAPI), a powerful grouping that enables them to better promote their interests, and have opened up a full time legislative office in Washington, D. C. on December 13. 1995. AAPI is particularly concerned with the future of Indian-American physicians and Indian medical health management organizations, where they may face subtle discrimination. AAPI's effort is reportedly the first of any Indian-American organization to set up a legislative office in Washington, D.C.13

Second generation Indian-Americans born in the United States have demonstrated a strong commitment to pursuing higher education. Of the 16,873 U.S. born Indian-Americans between the ages of eighteen and twenty-four, 14,776 have graduated at least from high school. Furthermore, 10,965 of them have received a college education.14 With approximately sixty-five percent of this age group having attained some college education, clearly young Indian-Americans in the United States, following the example set by their parents, are interested in bettering themselves and securing a comfortable position for themselves in the community. Moreover, this new generation of Indian-Americans are pursuing more diverse professional interests. While Indian-Americans have traditionally felt most comfortable entering fields of science and technology these young people are now more aggressively pursuing careers in the social sciences and liberal arts, as well as the traditional sciences. As Indian-Americans branch out into different occupational fields, this diversity will only enhance the strength of the community.

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In addition to being a great professional force in many realms, Indian-Americans have also become a strong voting force in the United States. According to the 1990 U.S. Census, of the 593,423 foreign-born Indian-Americans, 34.3% of them have been naturalized. Along with the other 212,021 United States born Indian-Americans who are already U.S. citizens, the Indian-American community comprises a formidable voting force. Certainly, these numbers have increased a great deal in the past six years, as more Indian-American have chosen to undergo the naturalization process, and their voting power is growing.

Moreover, by the year 2000, it is projected that there will be around two million Indian-Americans in the United States, making them an even more formidable voting force. More voting power has also led Indian-Americans to become increasingly involved in the political system of the United States. Indian-Americans have traditionally exercised the most political influence through their campaign contributions, and are actively involved in fundraising efforts for political candidates on the federal, state and local levels.

In recent years, they have begun taking a more direct role in politics, as well as continuing to help through their financial contributions. Perhaps the highest profile effort to play a direct role in politics is by Kumar Barve, a US born Indian American, a Delegate for several terms in the Maryland assembly.

Several Indian-Americans have held the position of mayor. Examples are Bala K. Srinivas in Hollywood Park, Texas, John Abraham in Teaneck, New Jersey, and Arun Jhaveri in Burien, Washington. Like these leaders, more and more Indian-Americans have the courage, ambition and resources to pursue election for public office17. The Clinton Administration has also appointed Indian-Americans to various levels of government. Indian-Americans are working at all levels of the political spectrum, and their efforts, particularly in grassroots movements, are growing.

The Indian American community is rapidly emerging as a political force and also helping to promote a better understanding of the policies followed by the Government of India. As a result of these activities, together with the growing commercial interest in investment in India, the India caucus in the House of Representatives now numbers 112. US Congressmen have been enthusiastic participants in functions celebrating 50 years of India's freedom.

The leading Indian American political grouping is the Indian American Forum for Political Education, an umbrella organization for the majority of political activists in every State. Their annual Congressional lunch held every year on Capitol Hill, was best attended on May 15, 1997 with Senator Helms as Chief Guest.

The cohesion of the community has continued to grow. Although internal differences within community organizations continue to subsist, as they do between organizations, the community was able to get together to celebrate the 50th Anniversary of Independence on August 15, 1997, in Washington DC, with a gala banquet attended by community representatives from across the country, representative of all sections, religious and regional, of Indian Americans. The Banquet was graced by the presence of the First Lady Hillary Rodham Clinton, the Secretary of State Albright and the Secretary Commerce Bill Daley among a number of distinguished guests.

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MARKETING PLAN

Online, the Company is in the process of cutting revenue deals, so that it will not have to pay upfront cash for its marketing activities. Once the company secures funding, the company shall also began print advertising.

Our primary marketing objectives will focus on increasing the number of visitors to our website by banner advertising. Once an individual is on our website, he/she can see for themselves the substantial cost savings of our ISP service. At the same time we are positioning ourselves as not only an ISP service that provides inexpensive internet access, but as a company that is building an on-line community for Indians living in North America.

Management firmly believes that click-through banner advertising is an accepted means to drive traffic and create awareness within the Internet network. Management believes that in order to generate revenues and create awareness of our website and offerings, we must allocate our marketing resources to the mass Internet audience and management firmly believes that banner advertising will be a cost effective means of creating that awareness, since it will not cost any up-front cash.

To date, the company has located several banner ad swap companies who facilitate the placement of our banner ads in exchange for displaying other banner ads from their client companies on our website.

An example of this is Commission Junction, Inc. This company is an unrelated third party, can easily distribution our ads to their affiliate websites. The company publishing the banner ad (BharatIsp.com) is responsible for payment to the website publisher (Website) for any clicks made by a individuals to the Advertiser's website (BharatIsp.com) as a result of the banner ad placement.

In regards to the terms, the agreement would specify that the Advertiser (BharatIsp.com) establish their own payout rates. These rates would vary. The company has not yet established a payout ratio. The company is currently in the process of researching the appropriate ratio

As more funds become available, we will also pursue general advertising through conventional marketing and advertising channels.


Puja Mehta, the sole director of the company is currently handing all of the Online marketing efforts. Puja Mehta is receiving no compensation for her activities.

SALES STRATEGY

Global Explorations will in the beginning, will be using only the Internet to acquire accounts to its ISP service. The company is in the process of cutting revenue share deals, so it will not have to pay cash for its marketing activities.

The essence of the company is to acquire customers for its ISP service. The company believes that the ISP service, with its low price and specific focus on the Indian community, will attract a large number of customers.

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The Indian community is the highest income minority group in the United States.

INDUSTRY SEGMENTS

The Company is operating under the following Industry segments; Internet, Internet Service Provider.

A.1) The Company was formed on May 27th, 1998 under the General Corporation Law in the State of Delaware. At the time of incorporation, the name of the company was "Trincomali Ltd." On October 21st, 1999, the company changed its name to Global Explorations Inc. Prior to January 2001, the company was in the process of pursuing other suitable investment opportunities.

A.2) The company has never been in bankruptcy, receivership or any similar proceeding

A.3) On December 12th, 2000, the Company divested itself its Canadian subsidiary, Global Explorations Inc.

Item 1 (101) B. Business of Issuer

B.1) Global Explorations Inc, owns and operates BharatIsp.com. BharatIsp.com is a nationwide Internet Service Provider(ISP), providing unlimited internet access, with no-sign-up fees, no contracts, no ads, 24/7 technical support for only $12.95 per month. BharatIsp.com is marketed to members of the "Indian ethnic community."

B.2) BharatIsp.com, distributes its service through telephone lines. Users can dial-up and receive Internet Access.

B.3) BharatIsp.com was officially launched in June 2002.

B.4) There is currently no other ISP service that is specifically targeting the Indian community. There are numerous ISP companies that may decide to enter the field of launching ISP services aimed at ethnic communities. The major ISP players may also drop their prices significantly. Management firmly believes that with our low cost, and a first-mover status that we can dominate this ethnic market for ISP services.

B.5) The company does not require any raw materials

B.6) The company is not dependant on one or a few major customers.

B.7) The company does not have any patents, trademarks, licneses, franchises, concessions, royalty or labor contracts.

B.8) The company does not require government approval of its principle products and services

B.9) The company does not foresee any effect from existing or probable governmental regulations on the business.

B.10) The company has spent $202,350 in software development costs to launch the ISP service.

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B.11) The company does not see any costs and effects in complying with environmental laws

B.12) The company has no employees

Item 1 (101) C. Reports to security holders

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), might make the Company more attractive to an operating business as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Item 2 (303) Management's Discussion and Analysis or Plan of Operation

A.1) Once BharatIsp.com was developed, there is no substantial cost to operate the ISP service. The funds required to pay for the Internet service & the cost to pay for the technical support are covered in the cost of membership. Thus the company can operate the ISP successfully with its current cash on hand for the next 12 months.

A.1.i) The company can satisfy its cash requirements for the next 12 months, since there are no substantial cash outlays required. The company would like to raise additional funds in the next 12 months, so that it can start a concentrated marketing effort. These "additional funds" are not required to keep the ISP service running.

A.1.ii) The company does not plan any further product research or development in the next 12 months.

A.1.iii) The company does not plan to purchase or make a sale of a plant or any or any other significant purchase or sale of equipment.

A.1.iv) The company does plan to hire employees in the next 12 months, depending upon the growth of subscribers to its ISP service.

B.1) Since January 2001, the company has been in the process of developing a nationwide ISP service. The company has accompolished this via the issuance of restricted shares. The company has enough operating cash to continue operations for the next 12 to 24 months, since the ISP service does not take any "hard cash" to run. The only time in which the company shall be required to pay costs is when a users signs up for the service. These costs are more than offset by the monthly price of the internet service.

B.1.i) The company is not aware of any events or uncertainties that would have or are likely to have a material impact on the small business issuer's short term or long-term liquidity.

B.1.ii) If need be, the company can procure funds from the founders of the company or decide to do pursue private equity financing.

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B.1.iii) The company does not have any commitments for capital expenditures.

B.1.iv) The company is not aware of any trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or income from continuing operation.

B.1.v-vii) Not applicable


Item 3 (102) Description of Property

The Company is currently using at no cost to the Company, as its principal place of business, offices of its current management, Puja Mehta, located in Herndon, Virginia. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that when the company starts producing revenue, the Company will secure commercial office space from which it will conduct its business.

Item 4 (403) Security Ownership of Certain Beneficial Owners and Management


A/B) The following table sets forth information, to the best knowledge of the Company as of October 12th, 2002, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

NUMBER OF SHARES BENEFICIALLY OWNED

Title of Class   Name            Amount                Percent of Class
--------------------------------------------------------------------------------
Common Shares    Puja Mehta        22,470,000             51.769%
Preferred Shares Puja Mehta        18,000,000             100%

Puja Mehta is the sole director and officer of the company. She resides at 2624 Ironforge Road, Herndon, VA 20171, USA.
She beneficially owns the shares, via her 100% ownership of MIC International

C) There are no arrangements that may result in a change of control of the small business issuer.

Item 5 (401) Directors and Executive Officers, Promoters and Control Persons

A.1) Puja Mehta is the sole director and officer of the company.

A.2) Puja Mehta holds the positions of Secretary, Treasurer & President.

A.3) All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

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A.4) Puja Mehta, 25, has held/is holding positions in Verizon Communications and
Booz Allen & Hamilton. Ms. Mehta has been consulting with the armed forces since 2001. Ms. Mehta is currently leading efforts to also market Information
Assurance technology such as PKI and Biometrics to government, civil and state agencies. Ms. Mehta has an extensive background in Computer Science and is currently pursing her Master's of Science in Business and Telecommunications.

A.5) Puja Mehta does not hold any directorships or any other executive position in any other company.

B) There are no significant employees, since the company has no employees.

C) There are no family relationships with other directors or executive officers

D1-4) No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted of or been the subject of any pending criminal proceedings, or is any such person the subject of any order, judgment or decree involving the violation of any state or federal securities laws.

Item 2. Management's Discussion and Analysis or Plan of Operation

The Company is considered a development stage company with limited assets or capital, and with no income from its business, BharatIsp.com. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder, specifically Puja Mehta (see Item 4, Security Ownership of Certain Beneficial Owners and Management. Puja Mehta is the controlling shareholder). Puja Mehta has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if the Company is unable to do so. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the Company's existing shareholders or its sole officer and director in the immediate future. In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes starts to earn revenue from its ISP service.

Item 3. Description of Property

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. For further clarification please see information provided under the heading of Facilities.

Item 4. Security Ownership of Certain Beneficial Owners and Management


Item 5. Directors, Executive Officers, Promoters and Control Persons, Percent of Class Section 16(a) of the Exchange Act.

NAME               AGE      POSITION WITH COMPANY       TERM OF OFFICE
 ----              ----      ---------------------       --------------
Puja Mehta          25      Pres/Sec/Tres/Sole Director  Until Replaced

The director and executive officer of the Company and her respective age is as follows:

Name Age Position

Ms. Puja Mehta, 25, has held/is holding positions in Verizon Communications and Booz Allen & Hamilton. Ms. Mehta has been consulting with the armed forces since 2001. Ms. Mehta is currently leading efforts to also market Information Assurance technology such as PKI and Biometrics to government, civil and state agencies. Ms. Mehta has an extensive background in Computer Science and is currently pursing her Master's of Science in Business and Telecommunications.

Ms. Mehta graduated from George Mason University in 1999, with a B.S. degree is Computer Technology and Natural Science. Ms. Mehta is currently pursuing a masters degree from Johns Hopkins University.

Item 6. Executive Compensation

The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated at this time. It is intended that the Company's director will defer any compensation until such time as the company starts to produce revenue from its operations.

Item 7. Certain Relationships and Related Transactions

Puja Mehta is the beneficial owner of 40,470,000 shares of stock.

In addition Puja Mehta has paid for the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

At the current time, the Company has no provision to issue any securities to management, promoters or their respective affiliates or associates.

At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval.

Item 8. Description of Securities
Common Stock

Capital stock of the Company consists of 80,000,000 common shares of stock and 20,000,000 preferred shares of stock. Both issues of stock have a par value of $.0001. No other class of stock has been authorized nor can be authorized without amendment to the Articles of Incorporation. There are no provisions in the corporate charter or by-laws that limit or delay a change of control of the Company.

PART II
ITEM 1 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There are currently 61,403,882 shares of common stock and preferred stock issued and outstanding. There are no warrants or options. There are 119 shareholders. No dividends have been paid. As the Company currently has no revenues, dividend payments are not anticipated at this time.

Of the 61,403,882 shares issues and outstanding, 43,403,882 shares are common shares and 18,000,000 shares are preferred shares. 24,657,429 shares of the common stock and 18,000,000 shares of the preferred stock are restricted. 18,646,453 shares are free trading shares.

Preferred Stock

Preferred Shares currently carry the same voting power as the common shares of the company. In the future, the voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

ITEM 2 - LEGAL PROCEEDINGS

There are no pending or threatened legal proceedings to which the Company would be a party.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

All sales of securities by the Company were unregistered being made in reliance upon Regulation D, Rule 504 promulgated by the SEC pursuant to Section 3(b) of the Securities Act of 1933, as amended. In addition, sales were made only after full-disclosure and only to accredited investors. A complete shareholder list is appended hereto showing the Purchaser, the dates of all sales and the number of shares of common stock sold. All sales were made directly by the Company, without broker-dealer involvement.

Note: Please see Exhibit D - Shareholder's List

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

None.

PART FS

FINANCIAL STATEMENTS


                            MANJIT SINGH CPA P.C. CERTIFIED PUBLIC ACCOUNTANTS 7309 Arlington Blvd, Suite #201
                            Falls Church VA 22042
                            Ph (703) 280-5658
                            Fax (703) 280-5666

To the Shareholders,
Global Explorations, Inc.
2624 Farmstead Court,
Oak Hill, VA 20171


We have reviewed the accompanying balance sheet of Global Explorations Inc. (A development stage company) as of July 31st 2002 and the related statements of loss and deficit accumulated during the development state and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management of Global Explorations, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, with the exception of the matter discussed in the following paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development state and will need additional working capital for its planned activity, which raised substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are described in note 1(b). These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Manjit Singh, CPA P.C.
Certified Public Accountants
September 16th, 2002


Member, American Institute of Certified Public Accountants
Member, Virginia Society of Certified Public Accountants
Firm Participant in AICPA Pear Review Program

GLOBAL EXPLORATIONS INC
(A DEVELOPMENT STAGE COMPANY)

Balance Sheet
July 31st 2002

ASSETS


CURRENT ASSETS
Cash                                                                                      $2,500
Stock subscriptions receivable                                                           $40,000
Software Development Costs                                                              $202,350

                  Total Assets                                                          $244,850


LIABILITIES AND SHAREHOLDERS' EQUITY


LIABILITIES

Current
        Accounts payable - total liabilities                                             $17,011

SHAREHOLDERS EQUITY

Shareholders' Capital
         Authorized
                  80,000,000 common shares, par value $0.0001 per share
                  20,000,000 preferred shares, par value $0.0001 per share

         Issued and outstanding
            43,403,882 common shares                                                       4,340
             18,000,000 preferred shares                                                   1,800

Contributed Surplus                                                                    2,504,993

Deficit Accumulated During The Development Stage                                      (2,283,294)
--------------------------------------------------------------------------------
                                                                                         227,839
--------------------------------------------------------------------------------
                           Total Liabilities and Shareholders' Equity                   $244,850

See accompanying notes and accountant's report

GLOBAL EXPLORATIONS INC
(A DEVELOPMENT STAGE COMPANY)


STATEMENT OF LOSS AND DEFICIT
For the three Months Ended July 31st, 2002


Expenses
    Bank Charges                                                                        $     12
     Professional Fees                                                                     1,500
Loss from operations - loss for quarter                                                   (1,512)


Deficit Accumulated During The development Stage
May 1, 2002                                                                           (2,281,782)

July 31st, 2002                                                                       (2,283,294)

Net Loss Per Share                                                                       $     -



See accompanying notes and accountant's report

GLOBAL EXPLORATIONS INC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS
For the three Months Ended July 31st, 2002



Cash flows From Operating Activities
         Loss from operations                                                           $  (1,512)
         Increase in accounts payable                                                       1,512
--------------------------------------------------------------------------------

Cash Flows From Financing Activities
         Increase in Cash                                                               $   2,500



SUPPLEMENTAL DISCLSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the quarter ended July 31st, 2002 the Company sold 6,909,090 common shares with a fair value of $40,000 on subscription.



See accompanying notes and accountant's report

GLOBAL EXPLORATIONS INC
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
For the three Months Ended July 31st, 2002


1.       Nature of Operations

a) Development of Stage Activities

The Company is in the process of developing the software to launch a nationwide Internet service provider specifically targeting the Indian community. Users will receive nationwide Internet access; a web based email system and online account access as well as technical support via telephone and email.


b) Going Concern

The Company will need additional working capital to be successful in its planned activities and to service its current debt for the coming year and, therefore, continuation of the Company as a going concern is dependant upon the additional working capital necessary to accomplish its objective, and is presently engaged in seeking various sources of additional working capital including equity funding thought a private placement and long term financing.


2.       Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below;

GLOBAL EXPLORATIONS INC
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
For the three Months Ended July 31st, 2002


a)       Development Stage Company
The Company is a development stage company as defined in the Statements of Financial Accounting Standards No.7. The Company is devoting substantially all of its present efforts to establishing new businesses and none of its planned principle operations have commenced. All losses accumulated since inception has been considered as part of the Company's development state activities.

3.       Significant Accounting Policies (Continued)

b)       Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from these estimates.

c)       Software Development Costs

Software development costs represent capitalized costs of design, configuration, coding, installation and resting of the Company' website up to its initial implementation. Upon implementation, the asset will be amortized to expense over its estimated useful life of three years using the straight-line method. Ongoing website post-implementation costs of operation, including training and application maintenance, will be charged to expense as incurred.

d)       Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109- "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an assets and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all if a deferred tax asset will not be realized, a valuation allowance is recognized.

GLOBAL EXPLORATIONS INC
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
For the three Months Ended July 31st, 2002



e)       Financial Instruments
The Company's financial instruments consist of cash and accounts payable Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f)       Net Loss Per Share

Net loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented, as the impact of the exercise of options is anti-dilutive.

3)       Discontinued Operations:

On December 12th, 2000, the Company divested itself its Canadian subsidiary, global Explorations Inc. For reporting purposes, the results of operations and cash flow from operating activities of the subsidiary have been disclosed separately from those of the continuing operations.

                                                          Morgan & Company
                                                          Chartered Accountants


AUDITORS REPORT

To the Shareholders and Directors
Global Explorations, Inc.
(A Development Stage Company)


We have audited the balance sheets of Global Explorations, Inc (a development stage company) as at April 30th, 2002 and 2002, and the statements of loss and deficit accumulated during the development stage, cash flows, and stockholders' equity for the years ended April 30th, 2002 and 2001, and for the period from inception to April 30th, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30th, 2002 and 2001, and the results of its operations and cash flows for the years ended April 30th, 2002 and 2001, and for the period from inception to April 30, 2002 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1(b). These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.

August 14th, 2002                           P.O. Box 10007 Pacific Centre
                                            Suite 1488-700 West Georgia Street
                                            Vancouver, B.C. V7Y1A1


Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

GLOBAL EXPLORATIONS INC
(A Development Stage Company)

BALANCE SHEETS
(Noted in U.S. Dollars)


                                                               April 30
                                                        2002             2001
--------------------------------------------------------------------------------


ASSETS

Software Development Costs                           $202,350          $52,496

LIABILITIES

Current
    Accounts Payable                                 $ 15,499          $65,495

SHAREHOLDERS' EQUITY

Share Capital
 Authorized:
 80,000,000 common shares, par value
 $0.0001 per share

 20,000,000 preferred shares, par value
 $0.0001 per share

 Issued and outstanding

 36,494,792 common shares at April 30 2002 and
 14,024,792 common shares at April 30, 2001           3,649             1,402

 Preferred Shares
 18,000,000 preferred shares at April 30, 2002 and
 0 preferred shares at April 30th, 2001               1,800                 -

 Contributed Surplus                              2,463,184         2,264,881

 Deficit Accumulated During The Development
 Stage                                           (2,281,782)       (2,279,282)
--------------------------------------------------------------------------------
                                                    186,851           (12,999)
------------------------------------------------------------------------------
                                                 $  202,350        $   52,496

GLOBAL EXPLORATIONS INC
(A Development Stage Company)

STATEMENTS OF LOSS AND DEFICIT
(Noted in U.S. Dollars)

                                                        YEARS ENDED APRIL 30
                                                         2002          2001

Expenses
  Bank Charges                                       $        -     $    47
  Professional fees                                       2,500       5,718
  Stock Transfer Services                                             1,175
-------------------------------------------------------------------------------

Loss From Continuing Operations                          (2,500)     (8,940)


Loss From Discontinued Operations                             -    (648,417)


Gain From Disposal of Discontinued Operations                 -      82,974
--------------------------------------------------------------------------------

Net Loss For The Year                                    (2,500)   (572,383)

Deficit Accumulated During The Development Stage,
Beginning Of Year                                    (2,279,282) (1,706,898)


Deficit Accumulated During The Development Stage,
End Of Year                                         $(2,281,782)$(2,279,282)
--------------------------------------------------------------------------------


Net Loss Per Shares
 Loss per share before discontinued operations          $     -    $      -
     Discontinued operations                            $     -    $  (0.04)

Weighted Average Number of Shares
Outstanding                                          15,897,292  13,539,025

GLOBAL EXPLORATIONS INC
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Noted in U.S. Dollars)


YEARS ENDED APRIL 30
                                                     2002                 2001


Cash Flows From Operating Activities              $ (2,500)            $ (6,940)
       Loss from continuing operations


Adjustments To Reconcile Net Loss To Net
 Cash Used By Operating Activities
  Change in accounts payable                          2,500              52,496


  Discontinued operations                                 -               6,480
--------------------------------------------------------------------------------
                                                                         52,036


Cash Flows From Investing Activity
  Software development Costs                                            (52,496)


Decrease in Cash                                                           (460)

Cash, Beginning of Year                                                     460
--------------------------------------------------------------------------------

Cash, End of Year                                  $     -              $     -

SUPPLEMENTAL DISCLSOURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended April 30th, 2002, the Company issued 22,470,000 common shares with a fair value of $112,350 and 18,000,000 preferred shares with a fair value of $90,000 to settle indebtedness relating to a software development contract.

GLOBAL EXPLORATIONS INC
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY
  (Stated in U.S. Dollars)


                    COMMON STOCK       CONTRIBUTED       ACCUMULATED
                    SHARES   AMOUNT    SURPLUS   OTHER     DEFICIT      TOTAL
Bal.
Apr 30,2000       11,110,192 $1,111  $1,536,522 $17,116 $(1,706,899) $(152,150)

Shares issued to
settle debts       2,914,600    291     728,359       -           -    728,650
Translation
adjustment                 -      -           - (17,116)          -    (17,116)
Net Loss for the year      -      -           -       -    (572,383   (572,383)
--------------------------------------------------------------------------------

                    COMMON STOCK     PREFERRED SHARES   CONTRIBUTED  ACCUMULATED
                    SHARES   AMOUNT   SHARES  AMOUNT      SURPLUS      DEFICIT      TOTAL

Bal.
Apr 30,2001       14,024,792 $1,402    -        -       $2,264,881   $2,279,282    $12,999

Shares issued
for Software
Development
contract          22,470,000 $2,247 18,000,000 $1,800     $198,303                $202,350

Net loss for
the year                   -      -          -      -            -      $(2,500)   $(2,500)
--------------------------------------------------------------------------------

Bal.
Apr 30,2002       36,494,792 $3,649 18,000,000 $1,800   $2,463,184  $(2,281,782)  $186,851

GLOBAL EXPLORATIONS INC
(A Development Stage Company)


NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001
(Stated in U.S. Dollars)


1. NATURE OF OPERATIONS

a) Development Stage Activities

The Company is in the process of developing the software to launch a nationwide Internet service provider, specifically targeting the Indian community. Users will receive nationwide internet access, a web based email system and online account access as well as technical support via telephone and email

b) Going Concern

The Company will need additional working capital to be successful in its planned activities and to service its current deby for the coming year and, therefore continuation of the Company as a going concern is dependant upon obtaining the additional working capital necessary to accompolish its objective. Management has developed a strategy, which it believes will accomplish this objective, and is presently engaged in seeking various sources of additional working capital including equity funding though a private placement and long term financing.

2. SIGNIFICANT ACCOUNT POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependant upon future events, the preperation of financial statements for a period necessarily involves the use of estimated which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materially and withink the framework of the significant account policies summarized below;

a)       Development Stage Company

The Company is a developed stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establishing a new businesses and none of its planned principle operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

GLOBAL EXPLORATIONS INC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001
(Stated in U.S. Dollars)


2. SIGNIFICANT ACCOUNT POLICIES (Continued)

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimated.

c)   Software Development Costs

Software development costs represent capitalized costs of design, configuration, coding, installation and resting of the Company's website up to its initial implementation. Upon implementation the asset will be amortized to expense over its estimated useful like of three years using the straight line method. Ongoing website post-implementation costs of operation, including training and application maintenance, will be charged to expense as incurred.

d)   Financial Statements

The Company has adopted Statement of Finanical Accounting Standards No. 109 -"Accounting for Income Taces" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taces. If it is more likely than not that some portion or all if a deferred tax asset will not be urealized, a valuation allowance is recognized.

e)   Financial Instruments

The Company's financial instruments consist of cash and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant intest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f)   Net Loss Per Share

Net loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented, as the impact of the exercise of options is anti-dilutive.

GLOBAL EXPLORATIONS INC
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001
(Stated in U.S. Dollars)



3. DISCONTINUED OPERATIONS

ON December 12th, 2000, the Company divested itself its Canadian subsidiary, Global Explorations Inc. For reporting purposes, the results of operations and cash flows from operating activites of the subsidiary have been disclosed separately from those of the continuing operations.


4. SUBSEQUENT EVENTS

Subsequent to April 30, 2002

a)       The Company issued 6,000,000 common shares at a fair value of $30,000.
b)       The Company issued 909,090

                                                           Morgan & Company
                                                           Chartered Accountants

P.O. Box 10007, Pacific Centre
Suite 1730-700 West Georgia Street
Vancouver, B.C. V&Y 1A1
Telephone (604) 687-5841
Fax (604) 687-0075
                                    AUDITORS REPORT

To the Shareholders and Directors
Global Explorations, Inc.
(A Development Stage Company)

We have audited the balance sheets of Global Explorations, Inc (a development stage company) as at April 30th,2000 and 1999 and the consolidated statements of operations and deficit, stockholders' equity, and cash flows for the years ended April 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30th, 2000 and 1999, and the results of its operations and cash flows for the years ended April 30th, 2000, 1999 and 1998 in accordance with United States generally accepted accounting principles.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements. The Company incurred a net loss of $404,463 during the year ended April 30, 2000 and as at that date, the Company's current liabilities exceed its current assets by $766,211. These factors, along with other matters as set forth in Note 1 raise substantial doubt that the Company will be able to continue as a going concern.

                  Comments by Auditors on United States-Canada Difference

In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accepted accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Although our audit was conducted in accordance with both United States and Canadian generally accepted auditing standards, our report to the shareholders dated July 14th, 2000 is expressed in accordance with United Stated reporting standards, which require a reference to such conditions and events in the auditors' report.

Vancouver B.C                                             Morgan & Company
July 14th, 2000                                           Chartered Accountants

GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
(Stated in U.S. Dollars)

                                                                    April 30
                                                          2000                    1999

ASSETS

Current
  Cash                                               $      406       $         49,517
    Accounts receivable                                   9,802                 12,653
    Prepaid expense                                           -                 33,830
    Marketable securities                                   201                 66,017

Mineral properties
Investments (Note 5)                                    614,061                      -

                                                     $  624,524       $        221,304


LIABILITIES

Current
    Accounts Payable                                 $   46,257       $         42,908
    Due to related parties                              730,417                140,379

                                                        776,674                183,287

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share Capital
 Authorized:
  80,000,000 common shares, par value
   $0.0001 per share

  20,000,000 preferred shares, par value
  $0.0001 per share

  Issued and outstanding
  11,110,192 common shares at April 30, 2000
   and 6,782,692 common shares at April 30, 1999    $ 1,537,633            $ 1,175,698

Special Warrants                                              -                158,834

 Deficit Accumulated During The Development Stage    (1,706,899)            (1,301,336)
 Cumulative Translation Adjustment                       17,116                  4,823
                                                       (152,150)                38,017
                                                    $   624,524           $    221,304


GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Stated in U.S. Dollars)

                                                       YEARS ENDED APRIL 30
                                         2000                  1999                 1998
Revenue
Interest Income                     $      352             $ 119,037           $    888
  Loss on sale of investments             (434)                    -                  -
  Gain on exchange of assets             4,710                     -                  -
  Gain of debt forgiveness              31,124
--------------------------------------------------------------
                                        35,752               119,037                888

Expenses
   Bad Debts                               625                     -                  -
   Bank charges and interest            66,989                   793                  -
   Consulting                           35,349                32,636             83,361
   Mgmt fees,salaries & benefits       119,092                63,931             85,197
   Office and sundry                    62,446                17,560             59,916
   Professional fees                    77,289                28,642             75,147
   Property investigation costs          5,041                12,580            159,548
   Regulatory and stock transfer        13,386                 8,609              7,408
   Travel                               59,998                39,711              3,317
--------------------------------------------------------------------------------
                                       440,215               204,462            474,214

Net Loss For The Period                404,463                85,425            473,326

Deficit Accumulated During The
Dev Stage, Beg. of Period            1,301,336             1,215,911            742,585

Net Asset Deficiency Of Legal
Parent At,Date Of Reverse
Take-Over Transaction                    1,100                     -                  -

Deficit Accumulated During The
Dev Stage, End of Period            $1,706,899           $ 1,301,336         $1,215,911
-------------------------------------------------------------------------------
Net Loss Per Share                  $     0.04                 $0.01              $0.08
--------------------------------------------------------------------------------
Weighted Average Number of
Shares Outstanding                  11,110,192             6,782,892          5,475,914

GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS
(Stated in U.S. Dollars)


                                                     YEARS ENDED APRIL 30
                                            2000           1999           1998

Cash Flows From Operating Activities
 Net Loss for the period               $  (404.463)    $ (85,425)     $(473,326)
   Adjustments to reconcile net loss
   To Net cash used by operating
   activities;
   Change in accounts receivable             2,851         3,785        (13,025)
     Change in prepaid expense              33,830       (25,724)        (6,827)
     Change in marketable securities        65,816       (66,017)             -
     Change in accounts payable              3,349        20,822         17,814
--------------------------------------------------------------------------------
                                           298,617       152,579        475,364

Cash Flows From Financing Activities
 Issue of common stock                     361,937       208,454        277,079
  Special Warrants                        (158,834)      158,834              -
  Advance by a related parties             590,038      (112,888)       160,823
  Disposal of mineral properties            59,287             -              -
--------------------------------------------------------------------------------
                                           852,428        254,400       437,902

Cash Flows From Investing Activity
  Mineral Properties                             -        (59,287)            -
  Investments                             (614,061)             -             -
  Net asset deficiency of legal parent at
  Date of reverse take-over transaction     (1,100)             -             -
--------------------------------------------------------------------------------
                                          (615,161)       (59,287)            -

Effect of Exchange Rate on Changes in Cash  12,293          4,823        (9,347)

Decrease in Cash                           (49,057)       (47,357)      (28,115)

Cash, Beginning of Period                   49,517          2,160        30,275

Cash, End of Period                    $       460      $  49,517      $  2,160

GLOBAL EXPLORATIONS INC (Formerly Trincomali Ltd.)
  (A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Stated in U.S. Dollars)

                       COMMON STOCK     SPECIAL WARRANTS    ACCUMULATED
                       SHARES   AMOUNT  SHARES AMOUNT OTHER   DEFICIT    TOTAL

Balance,Apr 30,1997:4, 998,708 $890,163             $(9,347)$(742,585)$(81,769)
Shares Issued for cash 500,000 174,703                                 $174,703
Shares Issued for Debt
Conversion             250,000  87,351                                   87,351
Shares Issued From
Share Options           20,000   4,892                                    4,892
Shares Issued for
Option Agreement        50,000  10,133                                   10,133
Translation Adjustment                                9,347               9,347
Net Loss For The Period                                     $(473,326) (473,326)
--------------------------------------------------------------------------------
Balance,Apr 30,1998:5,818,708 $967,242                     (1,215,911) (248,569)
Shares Issued From    250,000   57,725                                   57,725
Share Options
Special Warrants
Issued                               1,575,000 $58,834                  158,824
Shares Issued For
Debt Conversion       713,984  150,729                                  150,729
Translation Agreement
Net Loss For The Period                                      (85,425)   (85,425)
--------------------------------------------------------------------------------
Bal.Apr30,1999     6,782,892 1,175,696 1,575,000 158,834 4,823(1,301,336)38,017
Exercise Of Special
Warrants                              (1,575,000)(158,834)             (158,834)
Shares Issued For
Cash               3,555,000   361,937                                  361,937
Cancellation Of
Escrowed Shares     (375,000)
Exchange Of Shares
To Acquire Subsidiary
 Global Expl.Corp. (9,962,892)
 Global Expl.Inc    1,147,500
    (formerly Trincomali Ltd)
Shares Issued To
Acquire Subsidiary  9,962,692
Net Asset Deficiency
Of Legal Parent At
Date of Reverse Take
Over Transaction                                            $   (1,100)  (1,100)

Translation Adjustment                             $ 12,293              12,293
Net Loss For The Period                                       (404,463)(404,463)
--------------------------------------------------------------------------------

Bal.Apr30,2000     11,110,192 1,537,633              17,116 (1,706,899)(152,150)

GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001
(Stated in U.S. Dollars)

1) NATURE OF OPERATIONS

The Company is in the process of pursuing suitable investment opportunities in the mineral resource sector. At the present time, recovery of the Company's assets is dependant upon future events, the outcome of which is indeterminable. In addition, successful attainment of the Company's business objectives is dependent upon obtaining adequate financing, and achieving a level of sales adequate to support the Company's cost structure.

2) SIGNIFICANT ACCOUNT POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant account policies summarized below;

a) Consolidation

These consolidated financial statements include the accounts of the Company, its 95% owned Canadian subsidiary, Global Explorations Inc. (formerly Global Explorations Corp) and its 80% owned India subsidiaries Evernew Software Solutions Private Limited and A.S. Hi-Tech Informatics Private Limited.

GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001

b) Development Stage Company

The Company is a developed stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establishing a new business and none of its planned principle operations have commenced. All losses accumulated since inception has been considered as part of the Company's development stage activities.

c) Income Taxes

The Company is a developed stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting Substantially All of its present efforts to establishing a new business and none of its planned principle operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

d) Foreign Currency Transaction

The operations of the Company' subsidiary, Global Explorations Inc. (formerly Global Explorations Corp), are located in Vancouver, Canada and its functional currency is the Canadian dollar. The consolidated financial statements have been translated using the current method whereby the assets and liabilities are translated at the year and exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the Company's consolidated financial statements are included as a separate component of shareholders' equity.

e) Financial Instruments

The Company's financial instruments consist of cash and accounts payable. Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f) Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue, and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd.)
(A Development Stage Company))

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001
(Stated in U.S. Dollars)

3) ACQUISITION OF SUBSIDIARY

Effective October 15th, 1999, Global Explorations Inc. (formerly Trincomali Ltd.) acquired 95% of the issued and outstanding shares of Global Explorations Corp. by issuing 9,962,692 common shares. Since the transaction resulted in the former shareholders of Global Explorations Corp. owning the majority of the issued shares of Global Explorations Inc. (formerly Trincomali Ltd.) the transaction, which is referred to as a "reverse take-over," has been treated for accounting purposes as an acquisition by Global Explorations Corp. of the net assets and liabilities of Global Explorations Inc (formerly Trincomali Ltd.) Under this purchase method of accounting, the results of operations of Global Explorations Inc (formerly Trincomali Ltd) and included in these consolidated financial statements from October 15, 1999.

Global Explorations Inc. (formerly Trincomali Ltd.) had a net asset deficiency at the acquisition date, therefore the 9,962,692 shares issued on acquisition were issued at an ascribed value of $NIL with the net asset deficiency of $1,00 charged to deficit. Global Explorations Corp. is deemed to be the purchaser for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their previously recorded amounts

The acquisition is summarized as follows;

Current Liabilities
   Accounts Payable                                                                     $1,100

Net Asset Deficiency                                                                    $1,100

4)    INVESTMENTS


United Development International,                                 2000      2001
         3,225,000 common shares                              $  614,061   $  -

5) NEW ACCOUNTING STANDARDS

a) Effective December 15th, 1995, Statement of Financial Accounting Standards N0. 123 (SFAS-123) "Accounting For Stock-Based Compensation" was adopted fro United States GAAP purposes. SFAS-123 enables a company to elect to adopt a fair value methodology for accounting for stock based compensation. The Company has determined that the fair value of stock options is similar to the issue price at the time of granting. The Company does not expect to elect to adopt the fair value methodology, although the pro-forma results of operations and earnings per share determined as if the fair value methodology had been applied will be disclosed as required under SFAS-123 in future years.

GLOBAL EXPLORATIONS INC
(Formerly Trincomali Ltd.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2002 AND 2001
(Stated in U.S. Dollars)


b) In March 1995, Statement of Financial Accounting Standards No. 121 ("SFAS-121") "Accounting for Impairment of Long-Lived Assets And for Long-Lived Assets To Be Disposed Of" were issued. Certain long-lived assets held by the Company must be reviewed for impairment whatever events, or charges in circumstances, indicate the carrying amount of an asset may not be recoverable. The Company has adopted these standards. There was no material effect on its financial position or results of operations of the Company from its adoption.

6. UNCERTAINITY DUE TO THE YEAR 2000 ISSUE

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

7. SUBSEQUENT EVENTS

Subsequent to April 30, 2000 the Company has signed a letter of intent with IndiaMART InterMESH Ltd. In connection with its assessment of the viability of its joint venture participation with IndiaMART in the exploitation of IndiaMART's existing Internet business-to-business yellow pages directory service.


PART III

INDEX TO EXHIBITS
--------------------------------------------------------------------------------

ARTICLES OF INCORORATION                                               Page 39

BYLAWS                                                               Page 40-48

CERTIFICATE OF AMENDMENT OF CERTIFICATE (NAME CHANGE OF COMPANY)       Page 49

SHAREHOLDERS LIST                                                    Page 50-58


ITEM 2 (DESCRIPTION OF EXHIBITS)

Not Applicable



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Explorations Inc
(Registrant)

November 25th, 2002

Puja Mehta

(Signature)

Puja Mehta is the sole director of the company.

CERTIFICATE OF INCORPORATION
OF
TRINCOMALI, LTD

--------------------------------------------------------------------------------

First. The name of this corporation shall be: TRINCOMALI; LTD

Second: Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is Corporate Agents, Inc.

Third: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporations Law of Delaware.

Fourth: The total number of shares of stock which this corporation is authorized to issue is:

One Hundred Million (1000,000,000) shares of which Eighty Million (80,000,000) with a par value of One Tenth of One Mil ($0.0001) each, amounting to Eight Thousand Dollars ($8,000.00) are Common Stock and Twenty Million (20,000,000) shares with a par value of One Tenth of One Mil ($.0001) each, amounting to Two Thousand Dollars ($2,000)

Fifth: The name and mailing address of the incorporator is as follows:

Stacie Keffer
Corporate Agents, Inc.
1013 Centre Road
Wilmington, DE 19805

Sixth: The Board of Directors shall have the power to adopt, amend or repeal the by- laws.

In witness whereof, The undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this twenty-seventh day of May, A.D. 1998

Stacie Keffer
Incorporator

BYLAWS
OF
TRINCOMALI OTD.
(A Delaware Corporation)


1) Certificates Representing Stock: Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.


Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporations Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertified shares.

2) Uncertified Shares: Subject to any conditions imposed by the General Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within the reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

3) Fractional Share Interests: The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or under certificated) or bearer form (represented by certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but script or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, or receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

4) Stock Transfers: Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

5) Record Date For Stockholders: In order that the corporation may determine the stockholders entitles to notice of or to vote ay any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, for a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principle place of business, or an office or agent of the corporation having custody of the book in which proceedings of meeting of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the ay on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the lose of business on the day on which the Board of Directors adopts the resolution relating thereto.

6. Meaning of Certain Terms: As used herein in respect of the right to notice of a meeting of stockholders or a waiver, thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" to "stockholder" or "stockholders" refers to an outstanding share or shares of stock an to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than once class or series of shares of stock, one or more of which are limited or denied such rights there under; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

7) Stockholders Meetings:

      Time: The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within 13 months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

       Place: Annual meeting and special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such a place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

       Call: Annual meetings and special meeting may be called by the directors or by any officer instructed by the directors to call the meeting.

       Notice or Waiver of Notice: Written notice of all meetings shall be given, stating the place, date and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purposes of which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than 10 days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which may have been furnished by request in writing to the Secretary of the corporation. Notice shall be mail shall be deemed to be given when deposited, with postage thereon prepaid, the United States Mail. If the meeting is adjourned to another time, not more than thirty days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

      -Stockholder List: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

       -Conduct of Meeting: Meetings of the stockholders shall be resided over by one of the following officers in the order of seniority and if present and acting- the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary for the meeting.

      Proxy Representation: Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable, it states that it is irrevocable and, if, and only as long as it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in stock itself or an interest in the corporation generally.

      Inspectors: The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filed by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspectors at such meeting with strict Impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive notes, ballots or consents, hear and examine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or mater determined by him or them and execute a certificate of any fact found by him or them. Except as otherwise required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

       Quorum: The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absences of a quorum.

        Voting: Each share of stock shall entitle the holder thereof to one vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

 8. Stockholder Action Without Meetings: Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of
Section 228 of the General Corporation Law.

Article II

DIRECTORS

1. Functions and Definition: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. Qualifications and number: A director need not be a stockholder, a citizen of the United States or a resident of the State of Delaware. The initial Board of Directors shall consist of one persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be one. The number of directors may be increased or decreased by action of the stockholders or of the directors.

3. Election and Term: The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in the connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4. Meetings:


Time: Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

Place: Meetings shall be held as such place within or without the State of Delaware as shall be fixed by the Board.

Call: No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directs in office.

Notice of Actual or Constructive Waiver: No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he amends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

Quorum and Action: A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is preset shall be the act of the board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

     Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

Chairman of the meeting: The Chairman of the Board, if any and if present and acting, shall president at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

Removal of Directors: Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.

Committees: The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member of members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

Written Action: Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Article III

OFFICERS

    The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more than Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing him, no officer other than the Chairman or Vice-Chairman of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen and qualified.

       All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their offices except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors and committee of directors and shall exercise such additional authority and perform such additional duties as the Board shall assign to him. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

Article IV

CORPORATE SEAL

  The corporate seal shall be in such form as the Board of Directors shall prescribe.

Article V

FISCAL YEAR

   The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

Article VI

CONTROL OVER BYLAWS

   Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of Trincomali Ltd, a Delaware Corporation, as in effect on the date hereof.

Dated: May 27th, 1998

Secretary of Trincomali Ltd.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
TRINCOMALI, LTD
--------------------------------------------------------------------------------

Trincomali, Ltd, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

First: That the Board of Directors of said corporation, at a meeting duly convened and held, adopted the following resolution:

  RESOLVED, that the Board of Directors hereby declares it advisable and in the best interests of the Company that Article FIRST of the Certificate of Incorporation be amended to read as follows;

First: The name of the corporation shall be Global Explorations, Inc.

Second: That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent given in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SAID CORPORATION HAS caused this sertificate to be signed by Alison Eaton, its President, and amended by Alison Eaton, its Secretary, this 21st day of October, A.D. 1999.

Allison Eaton, President,

Allison Eaton, Secretary

                                               Date
Shareholder Name/Address       Shares         Issued         Level Type

ANTHONY D ACQUISTO         "150,000.00"     20-Dec-00         1
300 NORTH VANBUREN
"MILLWAUKEE, WI  53202"

DAVID S ADAMCHUK             "5,500.00"     29-Mar-00         1   Restricted
5932 PATTERSON AVE
APT 707
"BURNABY, BC CANADA V5H 4B4"

JOHN P ALEVRAS              "10,000.00"     3-Mar-00          1   Restricted
3870 W BRADWAY
"VANCOUVER, BC CANADA V6R 2C3"

BENITA B ANDERSON            "1,000.00"     3-Feb-00          1   Restricted
615 NEWDALE RD
"WEST VANCOUVER, BC CANADA V7T 1W7"

ROGER K ARBEAU              "11,500.00"    29-Mar-00          1   Restricted
11160 ROUTE 105
"MUNIAC, NB CANADA E7N 3V7"

CINDY LEE BATH & KULDEEP BATH JTROS "3,000.00" 15-Mar-00      1   Restricted
957 LAUREL PL
"KAMLOOPS, BC CANADA VIS 1R3"

LINDA ANN BENTZ                    500     15-Mar-00          1   Restricted
720 YATES RD
"KAMLOOPS, BC CANADA V2B 6C9"

KIM BESSETTE                "25,000.00"    10-Aug-00          1   Restricted
4815 ELBOW DR SW
"CALGARY, AB CANADA T2S 2L2"

SCOTT BONERTZ               "18,000.00"    10-Aug-00          1   Restricted
157 WINDERMERE RD SW
"CALGARY, AB CANADA T3C 3K9"
                            "10,000.00"    19-Dec-00          1
2           Outstanding Certificates Totaling:       "28,000.00"

MICHAEL BOVAIRD              "9,375.00"    10-Aug-00          1
56 SCOTIA POINT NW
"CALGARY, AB CANADA T3L 2C5"
                             "4,000.00"    19-Dec-00          1

2           Outstanding Certificates Totaling:       "13,375.00"

GORDON BOYD                 "40,000.00"    10-Aug-99          1
655 FLORENCE ST
"COQUITLAM, BC CANADA V3J 4C5"

MADELINE BRANDT             "10,000.00"    28-Oct-99          1   Restricted
2888 260TH ST
"ALDERGROVE, BC CANADA V4W 2Z8"

STEPHEN BUTT                "20,000.00"     7-Nov-00          1   Restricted
30 PROMINENCE VIEW SW
"CALGARY, AB CANADA T3H 3M8"

STEVEN BUTTS                "42,600.00"    18-Jan-01          1   Restricted
SUITE 310
333 11 AVE SW
"CALGARY, AB CANADA T2R 1L9"

GORDON CLEMENTS             "52,501.00"    19-Jun-00          1   Restricted
4 FL - 777 W BROADWAY
"VANCOUVER, BC CANADA V5Z 1J5"

PATTI COLDICUTT              "1,000.00"    19-Nov-01          1
1833 MACDONALD ST
"VANCOUVER, BC CANADA V6K 3X7"

BRIAN COOPER                 "2,000.00"    26-Oct-00          1
119 CARR CRES
"OKOTOKS, AB CANADA T0L 1H4"

MARK A  COUTURE                    500     29-Mar-00          1
13 MYSTIC DR
"OTTAWA, ON CANADA K1V 1K3"

KATHERINE  DANKSWICH         "1,000.00"    14-Dec-98          1
119-6420 SILVER AVE
"BURNABY, BC CANADA V5H 2Y5"

ANGELO  DESIMONE                   500     19-Jun-00          1   Restricted
P.O. BOX 2387
"MERRITT, BC CANADA V0K 2B0"

COLLEEN DIEDERICHS          "20,000.00"     4-Nov-00          1
30 BROMINENCE VIEW SW
"CALGARY, AB CANADA T3H 3M8"
                            "10,000.00"    19-Dec-00          1

2           Outstanding Certificates Totaling:       "30,000.00"

TOM DIEDERICHS              "41,000.00"     7-Nov-00          1
8 FISHERMAN'S LANDING
"CALGARY, AB CANADA T3Z 1A9"
                             "4,000.00"     7-Nov-00          1
                            "38,500.00"    19-Dec-00          1
3           Outstanding Certificates Totaling:       "83,500.00"

RICHARD DONALDSON            "5,000.00"    19-Dec-00          1
5563 DALHART HILL NW
"CALGARY, AB CANADA T3A 1S8"

HESTER M DU PREEZ           "20,000.00"    13-Mar-00          1
5885NANCY GREENE WAY
"NORTH VANCOUVER, BC CANADA V7R 4W6"

MICHAEL ERWIN                      100     19-Jun-00          1
3675 W 27TH AVE
"VANCOUVER, BC CANADA V6S 1R2"

MICHAEL EVERETT              "6,000.00"     7-Nov-00          1
161 WESTOVER DR SW
"CALGARY, AB CANADA T3C 2S7"
                             "2,200.00"    19-Dec-00          1
2           Outstanding Certificates Totaling:       "8,200.00"

PANUDDA FOERS                "1,000.00"    14-Dec-98          1
STE 1-I GROVE END HOUSE
GROVE END ST JOHNS WOOD
"LONDON,  UK NW8 9HR"

GERRY  FRANCO                "5,000.00"    11-Oct-99          1    Restricted
2544 E 8TH AVE
"VANCOUVER, BC CANADA V5M 1W2"
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                             "5,000.00"    11-Oct-99          1    Restricted
                            "30,000.00"    11-Oct-99          1    Restricted
                            "15,000.00"    17-Jan-00          1    Restricted
                            "15,000.00"    17-Jan-00          1    Restricted
                            "15,000.00"    17-Jan-00          1    Restricted
                            "15,000.00"    17-Jan-00          1    Restricted

17           Outstanding Certificates Totaling:      "150,000.00"

RONALD FRISBY               "50,000.00"    21-Mar-00          1    Restricted
386 HIDHURST PLACA
"WEST VANCOUVER, BC CANADA V7S 1K1"

KIETH FUERST                 "1,000.00"    28-Oct-99          1    Restricted
34726 BLATCHFORD WAY
"ABBOTSFORD, BC CANADA V2W WM8"

DIMITRA GEORGAKOPOULOS      "10,000.00"     3-Mar-00          1    Restricted
201-2855 SPRUCE ST
"VANCOUVER, BC CANADA V6H 2R4"

JAGDISH GUJRAL              "50,000.00"    10-Aug-99          1
2475 SKILIFT RD
"WEST VANCOUVER, BC CANADA V7S 2T5"

JIM HERLE                    "6,000.00"     7-Nov-00          1
SUITE 1 BOX 4 RR12
"CALGARY, AB CANADA T3E 6W3"
                             "2,200.00"    19-Dec-00          1
2           Outstanding Certificates Totaling:       "8,200.00"

JOHN HUGUET                 "20,000.00"    12-Jul-00          1    Restricted
4788 WOODGREEN DR
"WEST VANCOUVER, BC CANADA V7S 2Z8"

DERYL R HURL                 "4,000.00"    19-Jun-00          1
912 ELIZABETH RD SW
"CALGARY, AB CANADA T2S 1M9"

ARAS IGNATAVICIOUS          "33,900.00"     9-Apr-02          1    Restricted
15 COSMO RD
"ETOBICOKE, ON CANADA m8x 1z3"

NORMAN JESKE                "43,000.00"    20-Sep-01          1    Regulation S
4836 -8A AVENUE
"DELTA, BC CANADA V4M 1S9"

CHRISTINE JOHANNESON         "1,000.00"    15-Mar-00          1    Restricted
3 HIGHLAND WAY
"SHERWOOD PARK, AB CANADA T8A 5R6"

VICTOR KORAJIAN             "70,000.00"    12-Jul-00          1    Restricted
32700 S FRASER WAY UNIT 6
"ABOTSFORD, BC CANADA V2T 4M5"

MARIA TERESA LATROFA         "9,000.00"    15-Mar-00          1    Restricted
3434 CAMBRIDGE ST
"VANCOUVER, BC CANADA V5K 1M2"

VITO LATROFA & TERRY  LATROFA "2,000.00"   29-Mar-00          1    Restricted
3434 CAMBRIDGE ST
"VANCOUVER, BC CANADA V5K 1Z8"

MARY LUM-TONG                "4,000.00"    20-Apr-00          1    Restricted
1498 HARWOOD ST
"VANCOUVER, BC CANADA V5Y 3N1"

DAVE MACAULEY               "10,000.00"    10-Aug-00          1    Restricted
2021 22 AVE SW
"CALGARY, AB CANADA T2T 0S4"

LOIS MATTHEWS                "1,000.00"    19-Jun-00          1    Restricted
P.O. BOX 12139
1780-555 W HASTINGS ST
", BC CANADA V6B 6L8"

ROBERT MATTHEWS              "1,000.00"    19-Jun-00          1    Restricted
4895 CAULFIELD COURT
"WEST VANCOUVER, BC CANADA V6W 3B3"

HEATHER K MCCUTCHEON        "65,000.00"     3-Mar-00          1    Restricted
1013 456 MOBERLY RD
"VANCOUVER, BC CANADA V5Z 4L7"

DANIEL W MCDERMOTT & ANNE L MCDERMOTT "1,000.00" 15-Mar-00    1    Restricted
8380 PIGOTT RD
"RICHMOND, BC CANADA V7A 2C4"

CHARLES MILLER              "30,000.00"     8-Oct-99          1    Restricted
2037 E 8TH AVE
"VANCOUVER, BC CANADA V5N 1V3"

BEVERLY MYSHRALL            "10,000.00"     7-Nov-00          1
110 BRAE GLEN LANE SW
"CALGARY, AB CANADA T2W 1B6"
                             "5,000.00"    19-Dec-00          1

2           Outstanding Certificates Totaling:       "15,000.00"

JOHN PETERS                  "1,000.00"     3-Mar-00          1    Restricted
3391 W 7TH AVE
"VANCOUVER, BC CANADA V7Y 1G1"

SHAWN RAMSEY                       900     29-Mar-00          1    Restricted
341 APACHE TRAIL BSMT
"NORTH YORK, ON CANADA MH2 2W6"

RAUNO RATY                   "1,000.00"    15-Mar-00          1    Restricted
2064 TOMAT AVE
"KELOWNA, BC CANADA V1Z 3C5"

WILLIAM SHAW READ            "2,000.00"    15-Mar-00          1    Restricted
7-750 DUNROBIN DR
"KAMLOOPS, BC CANADA VIS 1X3"

RAYMOND R REED              "15,000.00"     3-Mar-00          1    Restricted
16-9201 FORREST GROVE DR
"BURNABY, BC CANADA V5A 4P8"

KEN  ROSS                   "10,000.00"     6-Nov-00          1
244 WOODFIELD RD SW
"CALGARY, AB CANADA T2W 3V9"
                             "5,000.00"    19-Dec-00          1
2           Outstanding Certificates Totaling:       "15,000.00"

SHERRI SCHULER                     300     29-Mar-00          1    Restricted
26 BRIDLEWOOD MANOR SW
"CALGARY, AB CANADA T2Y 3T4"

PUNEET SHARAN               "10,000.00"    28-Oct-99          1    Restricted
2104 - 888 HAMILTON ST
"VANCOUVER, BC CANADA V6B 5W4"

PUSHPA SHARAN               "20,000.00"    12-Jul-00          1    Restricted
1450 SASAMAT ST
"VANCOUVER, BC CANADA V6R 4G4"
                            "15,000.00"     2-Feb-00          1    Restricted
2           Outstanding Certificates Totaling:       "35,000.00"

WILLIAM SHARPE              "45,000.00"     6-Dec-00          1
4419 29TH STREET
"VERNON, BC CANADA V1T 5B7"

CRAIG STIRRETT               "1,000.00"    18-Jan-01          1
SUITE 310
333 11 AVE SW
"CALGARY, AB CANADA T2R 1L9"

ROBERT W THORSSEN            "1,500.00"    19-Jun-00          1    Restricted
C/O PHUKET BOAT LAGOON
22/1 THEPKASATRI
"PHUKET,  THAILAND 83200"

RON THURMEIER                "2,500.00"    15-Mar-00          1    Restricted
20 MONCTON PL
"SASKATOON, SK CANADA S7H 4M6"

JULIO J TOME                       300     15-Mar-00          1    Restricted
2643 EAST 40TH AVE
"VANCOUVER, BC CANADA V5R 2V8"

JILL M  TREHAIR             "13,000.00"    13-Mar-00          1    Restricted
1014 ROBSON ST
"VANCOUVER, BC CANADA V6E 4L9"

CATERINA M TRIVERI                 650     29-Mar-00          1    Restricted
8700 ACKROYD RD
APT #119
"RICHMOND, BC CANADA V6X 3G2"

ANUJA VARSHNEY             "100,000.00"     8-Oct-99          1    Restricted
3594 W 34 AVE
"VANCOUVER, BC CANADA V6C 2K8"

NAVIN VARSHNEY               "7,000.00"     3-Mar-00          1    Restricted
1575 KAMLOOPS ST
"VANCOUVER, BC CANADA V5K 3W1"

USHA VARSHNEY               "10,000.00"    29-Mar-00          1    Restricted
","

LUCILLA WATSON & ALEZ WATSON "1,500.00"    15-Mar-00          1    Restricted
4097 MELIA DR
"MISSISSAUGA, ON CANADA L5C 4J1"

JEX WOODS                            1     19-Jun-00          1    Restricted
PO BOX 1059
POSTAL STN A
"VANCOUVER, BC CANADA V6C 2P1"

MUHAMMAD R YAQUB             "1,000.00"    15-Mar-00          1    Restricted
116 BUSHMILLS SQ
"SCARBOROUGH, ON CANADA M1V 1J4"

3 ACRES INC                "170,940.00"    26-Jun-00          1    Restricted
160 LAUREL RD
"CHURCHVILLE, PA  18966-1411"

ARON D TTEE TEDA TRADING TR 1/4/99  "10,000.00" 19-Nov-99     1    Restricted
STE 29 BECKWITH MALL
"BRIGTOWN,  BARBADOS"

BISELL INVESTMENTS INC      "33,900.00"    18-Jan-00          1    Restricted
EAST BAY SHOPPING CENTER
SUITE A159- P.O. BOX N183
"NASSAU,  BAHAMAS"

BMO NESBITT BURNS INC        "2,500.00"    26-Oct-00          1
1 FIRST CANADIAN PLACE
PO BOX 150
13TH FLOOR
"TORONTO, ONTARIO CANADA M5X 1H3"
                            "10,000.00"    30-Nov-00          1
                            "10,000.00"    30-Nov-00          1
                            "10,000.00"    30-Nov-00          1
                            "10,000.00"    30-Nov-00          1
                            "10,000.00"    30-Nov-00          1
                            "10,000.00"    30-Nov-00          1
                            "10,000.00"    30-Nov-00          1
                             "1,000.00"    30-Nov-00          1
                             "1,000.00"    30-Nov-00          1
                             "1,000.00"    30-Nov-00          1
                             "1,000.00"    30-Nov-00          1

12           Outstanding Certificates Totaling:      "76,500.00"

CANACCORD CAPITAL CORPORATION "2,000.00"   23-Feb-00          1    Restricted
PO BOX 10337
2200 609 GRANVILLE ST
"VANCOUVER, BC CANADA V7Y 1H2"

CEDE & CO                  "435,724.00"     2-Oct-01          1
PO BOX 222
BOWLING GREEN STATION
"NEW YORK, NY  10274-0222"
                           "500,000.00"     2-Oct-01          1
                           "246,720.00"     8-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                            "29,200.00"    20-Sep-00          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                           "500,000.00"     2-Oct-01          1
                            "10,000.00"     4-Oct-00          1
                           "500,000.00"     2-Oct-01          1
                            "10,000.00"     4-Oct-00          1
                            "10,000.00"     4-Oct-00          1
                            "10,000.00"     4-Oct-00          1
                            "10,000.00"     4-Oct-00          1
                             "5,750.00"     4-Oct-00          1
CEDE & CO                   "10,000.00"     5-Oct-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "1,000.00"     6-Nov-00          1
                             "9,500.00"    19-Feb-02          1
                            "69,000.00"    14-Dec-00          1
                                   530     14-Dec-00          1
                            "30,100.00"     2-May-02          1
                            "14,000.00"     8-Feb-01          1
                           "482,150.00"    15-Oct-01          1
                           "101,000.00"    29-Sep-99          1
                            "30,750.00"     8-Jul-02          1
                           "909,090.00"    24-Jun-02          1
                         "3,000,000.00"    29-May-02          1

46           Outstanding Certificates Totaling:      "14,431,514.00"

DOMINICK & DOMINICK SECURITIES INC "1,000.00" 26-Jul-02       1    Restricted
"150 YORK ST, SUITE 1714"
"TORONTO, ON CANADA M5H 3S5"
                             "7,200.00"    26-Jul-02          1    Restricted
2           Outstanding Certificates Totaling:       "8,200.00"

DR S H ISSEROW INC`         "10,000.00"    13-Mar-00          1
3340 20TH AVE W
"VANCOUVER, BC CANADA V6S 1E4"

DUNDEE SECURITIES CORPORATION "97,000.00"  21-Sep-00          1    Restricted
320 BAY STREET SUITE 800
PO BOX 3
"TORONTO, ONT CANADA M5H 4A6"
                                   500     21-Sep-00          1    Restricted
2           Outstanding Certificates Totaling:       "97,500.00"

FIRST MARATHON SECURITIES LTD "15,000.00"  28-Oct-99          1    Restricted
THE EXCHANGE TOWER
"2-1ST CANADIAN PL, 3100"
PO BOX 21
"TORONTO, ONTARIO CANADA M5X 1J9"
                            "10,000.00"     3-Feb-00          1
2           Outstanding Certificates Totaling:       "25,000.00"

GAINEY CONSULTING           "23,038.00"    12-Jul-00          1    Restricted
1230 ST ANDREWS RD RR1
"GIBSON, BC  CANADA V0N 1V1"

HAYWOOD SEC. INC ITF VIVIAN FALCONER "7,000.00" 28-Oct-99     1    Restricted
1100-400 BURRARD ST
"VANCOUVER, BC CANADA V7V 3M8"

HSBC SECURITIES CANADA             500      1-Feb-00          1    Restricted
105 ADELAIDE STREET WEST
SUITE 1200
"TORONTO, ON CANADA M5H 1P9"
                             "1,000.00"     3-Mar-00          1    Restricted
2           Outstanding Certificates Totaling:       "1,500.00"

JAYVEE & CO                 "40,000.00"    18-Apr-00          1    Restricted
P.O. BOX 611 - BAY ST
COMMERCE COURT POSTAL STN
"TORONTO, ON CANADA M5L 1L7"

JONES GABLE & COMPANY LTD    "8,000.00"     3-Feb-00          1    Restricted
110 YONGE STREET
SUITE 600
"TORONTO, ONTARIO CANADA M5C 1T6"

KJN MANAGEMENT LTD          "15,000.00"    12-Jul-00          1    Restricted
999 W HASTINGS ST
SUITE 1599
"VANCOUVER , BC CADNADA V6C 2W2"

MERRILL LYNCH CANADA        "15,000.00"    19-Jun-00          1    Restricted
ICN I/T/F BRANT SEC LTD
22 FRONT ST WEST 3RD FL
"TORONTO, ON CANADA M5J 2W5"

MERRILL LYNCH CANADA INC     "3,000.00"    16-May-02          1    Restricted
22 FRONT ST W 3RD FLOOR
"TORONTO, ONTARIO CANADA M5J 2W5"
                             "1,000.00"    27-Mar-02          1    Restricted
                            "33,900.00"    27-Mar-02          1    Restricted
                             "1,000.00"    15-Mar-00          1    Restricted
                             "1,000.00"    15-Mar-00          1    Restricted
                             "1,500.00"    15-Mar-00          1    Restricted
                            "30,000.00"    24-Apr-00          1    Restricted
                           "100,000.00"     2-Jun-00          1    Restricted
                            "10,000.00"     2-Jun-00          1    Restricted
                            "10,000.00"     2-Jun-00          1    Restricted
                            "10,000.00"     2-Jun-00          1    Restricted
                             "5,000.00"     2-Jun-00          1    Restricted

12           Outstanding Certificates Totaling:      "206,400.00"

MERRILL LYNCH CANADA INC I/T/F TIDEWATER "25,000.00" 16-Mar-00 1   Restricted
MANAGEMENT A/C 9KWBH1B
22 FRONT ST WEST 3RD FL
"TORONTO, ON CANADA M5J 2W5"

MIC INTERNATIONAL       "22,470,000.00"     9-May-02          1    Restricted
2624 IRONFORGE ROAD
"HERNDON, VA  20171"

MONEYTREE INVESTMENTS LTD   "15,000.00"    14-Jan-00          1    Restricted
1450 SASAMAT ST
"VANCOUVER, BC CANADA V6R 4G4"

NATIONAL BANK FINANCIAL CORP "30,000.00"   11-Oct-00          1    Restricted
130 KING ST W SUITE 3100
"TORONTO, ONTARIO CANADA M5X 1J9"

NBC CLEARING SERVICES I/T/F NANCY LOUISE "10,000.00" 18-Jul-00 1   Restricted
WESTON RRSP 78N27X5
1010 DE LA GAUCHETIERE
QUEST SUITE 1810
"MONTREAL, QC CANADA H3B 5J2"

NBC CLEARING SERVICES INCORPORATED "2,500.00" 1-Feb-00        1    Restricted
1010 DE LA GAUCHETIERE W
BUREAU 1810
"MONTREAL, QUEBEC CANADA H3B 5J2"

NESBITT BURNS I/T/F          "3,000.00"    24-Oct-00          1
VITA LATROFT
","

NESBITT BURNS I/T/F ANNA RIPOLI     500     12-Oct-00         1    Restricted
A/C 8460033619
1 CANADIAN PLACE
PO BOX 150 13TH FL
"TORONTO , ON CANADA M5X 1H3"

NKV ENGINEERING & CONSULTING LTD "5,000.00"  3-Mar-00         1    Restricted
11575 KAMLOOPS ST
"VANCOUVER , BC CANADA V5K 3W1"

OCEANWEST LANDSCAPING LTD    "96,500.00"    15-Mar-00         1    Restricted
201-933 SEYMOUR ST
"VANCOUVER, BC CANADA V6B 3M1"

ODLUM BROWN LIMITED           "4,000.00"     3-Feb-00         1    Restricted
609 GRANVILLE ST
SUITE 1800
"VANCOUVER, BC CANADA V7Y 1A3"

RBC DOMI SEC INC I/T/F AMY WING SEE WONG "5,000.00" 15-Mar-00 1    Restricted
200 BAY ST 6TH FL
ROYAL BANK PLAZA
NORTH TOWER
"TORONTO, ON CANADA M5J 2W7"

RBC DOMIN. SEC INC I/T/F GERALD RESNICK "1,000.00" 31-Oct-00  1    Restricted
200 BAY ST 6TH FL
ROYAL BANK PLAZA
NORTH TOWER
"TORONTO, ON CANADA M5J 2W7"

RBC DOMINION SEC INC I/T/F    "1,000.00"     9-Nov-00         1    Restricted
PHILIP ANDREW BERNARD
200 BAY ST 6TH FL ROYAL
BANK PLAZA NORTH TOWER
"TORONTO, ON CANADA M5J 2W7"

RBC DOMINION SEC INC I/T/F BOGDAN LANGE "1,000.00" 15-Mar-00  1    Restricted
200 BAY ST 6TH FL
ROYAL BANK PLAZA
NORTH TOWER
"TORONTO, ON CANADA M5J 2W7"

RBC DOMINION SEC INC I/T/F WENDY M STANG "10,000.00" 15-Mar-00 1   Restricted
200 BAY STREET
ROYAL BANK PLAZA NORTH TO
"TORONTO, ONTARIO CANADA MJ5 2W7"

RESEARCH CAPITAL CORPORATION "20,000.00"     8-Apr-02         1    Restricted
ERNST& YOUNG TOWER
222 BAY STREET STE 1500
TD CENTRE PO BOX 265
"TORONTO, ONTARIO CANADA V5K 1J5"

RESEARCH CAPITAL ITF MARTIN READ 24-49NB "2,000.00" 25-Feb-02 1
ERNST & YOUNG TOWER
TD CENTRE PO BOX 265
"TORONTO, ON CANADA M5K 1J5"

ROYTER & CO C/O ROYAL BANK OF CDA "175,000.00" 3-Feb-00       1    Restricted
ROYAL BANK PLAZA
200 BAY ST
"TORONTO, ON CANADA M5J 2J5"

RYDER PETROLEUM  INC         "2,000.00"    8-Mar-00           1    Restricted
316-744 HASTINGS ST WEST
"VANCOUVER, BC CANADA V6C 1A5"

SCOTIA CAPITAL INC           "1,000.00"    1-Feb-00           1    Restricted
40 KING ST WEST
"PO BOX 4085, STATION A"
SCOTIA PLAZA
"TORONTO, ONTARIO CANADA M5W 2X6"

SIERRA FINANCE CORP        "284,900.00"    5-Feb-01           1
48 PAR LA VILLE RD
SUITE 1146
"HAMILTON, BERMUDA"

THE SANDY ADVERTISING COMPANY "16,500.00" 28-Oct-99           1    Restricted
1104-1285 BEACH AVE
"VANCOUVER , BC CANADA V6E 1V4"

THOMSON KERNAGHAN & CO LIMITED "60,000.00" 30-Aug-00          1    Restricted
120 ADELAIDE ST WEST
SUITE 1600
"TORONTO, ONTARIO CANADA M5H 1T1"
                               "20,000.00"  30-Aug-00         1    Restricted
                               "20,000.00"  30-Aug-00         1    Restricted
                                "5,500.00"  26-Jun-02         1    Restricted
                                "4,500.00"  26-Jun-02         1    Restricted
                               "57,000.00"  10-Sep-01         1    Regulation S
                               "10,000.00"  15-Feb-00         1    Restricted
                               "10,000.00"  23-Feb-00         1    Restricted
                                "1,000.00"   6-Mar-00         1    Restricted
                                       500  26-May-00         1    Restricted

10           Outstanding Certificates Totaling:      "188,500.00"

TIDEWATER MANAGEMENT CORP       "48,799.00" 10-Aug-00         1    Restricted
1600 HORNBY ST SUITE 206
"VANCOUVER, BC CANADA V6Z 2S4"
                                "50,000.00"  5-Jan-00         1    Restricted
2           Outstanding Certificates Totaling:       "98,799.00"

VALEURS MOBILIERES DESJARDINS INC "2,000.00" 3-Feb-00         1    Restricted
2020 UNIVERSITY 9E ETAGE
"MONTREAL, QUEBEC CANADA H3A 2A5"

VASHISTA TECHNOLOGIES LTD    "3,000,000.00"  8-May-02         1
3017 W COLORADO AVE
SUITE 226
"COLORADO SPRINGS, CO  80904"

VENTORA INVESTMENTS LIMITED    "306,814.00" 18-Dec-00         1
44 PANDORO RD
WEST HAMPSTEAD
"LONDON,  UK NW6 1TR"
                                "17,850.00" 15-Oct-01         1
2           Outstanding Certificates Totaling:       "324,664.00"

W D LATIMER CO LIMITED          "16,000.00"  1-Feb-00         1    Restricted
PO BOX 96
TORONTO DOMINION CENTRE
"TORONTO, ON CANADA M5K 1G8"

YORKTON SECURITIES INC           "1,000.00" 16-Feb-00         1    Restricted
PO BX 379 STOCK EXCHG TWR
STE 3640 2 FIRST CDN PLAC
"TORONTO, ONTARIO CANADA   M5X-1J8"
                                 "2,000.00" 16-Feb-00         1    Restricted
2           Outstanding Certificates Totaling:       "3,000.00"

Total Number of Shareholders:       119
228          Total Outstanding Certificates:         "43,403,882.00"
0                      Total Stopped Shares:                      0
130                  Total Restricted Shares:        "24,657,429.00"
2              Total Regulation_S Shares:               "100,000.00"
0                   Total B-Legend Shares:                        0
0                     Total Warrant Shares:                       0
96                 Total Free Trade Shares:          "18,646,453.00"